UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 9, 2008

Commission File Number: 333-151676

GDF SUEZ

(Translation of registrant’s name into English)

16-26 rue du Docteur Lancereaux, 75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

A description of events affecting the Registrant (formerly known as Gaz de France S.A.) is set forth in the press releases and the financial notice issued by the Registrant, attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, each of which is incorporated by reference herein in its entirety.

Exhibit Index:

Exhibit 99.1:	Press release, dated October 3, 2008, regarding Electrabel, Group GDF SUEZ, taking note of the decision of the Board of Ministers to present the Parliament a bill asking to levy a contribution of 250 million euros to all nuclear players in Belgium for 2008.

Exhibit 99.2:	Press release, dated September 29, 2008, entitled “GDF SUEZ builds hydro plant in Panama 100 MW; already sold in 10 year-contract.”

Exhibit 99.3:	Press release, dated September 22, 2008, entitled “GDF SUEZ acquires from Hellenic Petroleum first exploration and production stake in Libya.”

Exhibit 99.4:	Financial notice, dated September 11, 2008, entitled “Share buy back programme approved by the extraordinary and annual general meeting of 16 July 2008; Implementation of the share cancellation objective.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDF SUEZ
(Registrant)

Date: October 7, 2008	By	/s/ Yves de Gaulle
	Name:	Yves de Gaulle
	Title:	General Secretary

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